UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

Innoviz Technologies Campus

5 Uri Ariav Street, Bldg. C

Nitzba 300, Rosh HaAin, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Changes to the Board of Directors

On July 5, 2026, upon the recommendation of the Nominating, Environmental, Social and Governance Committee of the Board of Directors (the “Board”) of Innoviz Technologies Ltd. (“Innoviz”), the Board appointed Yoav Har-Even as an independent director effective July 5, 2026, to fill the newly vacant seat created following the departure of James Sheridan from the Board (as described below).

Mr. Har-Even was appointed as a Class II director for an initial term expiring at Innoviz’s annual shareholders’ meeting to be held in 2026, and until his respective successor is duly elected and qualified, or until such earlier time as his office is vacated in accordance with Innoviz’s Amended and Restated Articles of Association or the Israeli Companies Law, 5759-1999. The Board has determined that Mr. Har-Even qualifies as “independent” under the listing rules of Nasdaq.

Mr. Har-Even served as President and Chief Executive Officer of Rafael Advanced Defense Systems Ltd. from 2016 to 2024, where he led the company’s global operations, technology development, manufacturing and international business activities. Prior to joining Rafael, Mr. Har-Even served for more than three decades in the Israel Defense Forces, retiring with the rank of Major General (Ret.). His senior positions included Head of the Operations Directorate, Chief of Staff of the Ground Forces Command and Commander of an Armored Division. Mr. Har-Even currently serves as chairman of the board of directors of Sindiana Technologies (S.T.) Ltd. Mr. Har-Even holds a B.A. in Economics and Political Science and an Executive MBA (cum laude), both from Tel Aviv University, Israel.

As a non-employee director, Mr. Har-Even is entitled to receive compensation in accordance with Innoviz’s non-employee director compensation policy, as described under “Aggregate Compensation of Office Holders” in Item 6.B. of Innoviz’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on March 4, 2026 (the “Annual Report”). In addition, Innoviz plans to enter into an indemnification agreement with Mr. Har-Even, a form of which is filed as Exhibit 4.1 to the Annual Report. There are no family relationships, arrangements, or understandings between Mr. Har-Even and any other persons pursuant to which he was appointed as a director. Furthermore, there are no transactions between Mr. Har-Even and Innoviz that would require disclosure pursuant to Item 7.B. of Form 20-F.

On July 3, 2026, James Sheridan tendered his resignation as a director of Innoviz effective immediately. Mr. Sheridan was appointed in April 2021 as a director by Perception Capital Partners pursuant to its right under Innoviz’s Articles of Association. Perception’s director appointment right expired in April 2026.

A copy of the press release issued in connection with the announcement is furnished as Exhibit 99.1 herewith.

The information in this Report of Foreign Private Issuer on Form 6-K, other than Exhibit 99.1, is hereby incorporated by reference into Innoviz’s Registration Statements on Form F-3 (File Nos. 333-265170 and 333-289554) and Form S-8 (File Nos. 333-255511, 333-265169, 333-270416, 333-277852, 333-285758 and 333-292573), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press Release of Innoviz Technologies Ltd., dated July 6, 2026, titled “Innoviz Technologies Appoints Yoav Har-Even to Board of Directors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: July 6, 2026